04003202

ES
E COMMISSION
D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH ATLANTIC SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 U.S. ROUTE ONE, SUITE E
(No. and Street)

SCARBOROUGH	ME	04074
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT A. BUCHANAN (212)809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PURDY POWERS & COMPANY
(Name – *if individual, state last, first, middle name*)

130 MIDDLE STREET	PORTLAND	ME	04101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VINCENT A. BUCHANAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTH ATLANTIC SECURITIES, LLC, as of DECEMBER 31ST, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPERATIONS PRINCIPAL
Title

Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

North Atlantic Securities, LLC

December 31, 2003

Financial Statements:

Supplemental Information:

Additional Report:

PURDY POWERS & COMPANY
Certified Public Accountants

Stephen H. Purdy, CPA, CMA
Marc J. Powers, CPA
Raymond G. Hamlin, CPA
Bruce D. Moir, CPA, JD, MPA
Richard E. Emerson, Jr., CPA
David J. Shorette, CPA

Independent Auditors' Report

North Atlantic Securities, LLC
Scarborough, Maine

We have audited the accompanying statement of financial condition of North Atlantic Securities, LLC (a limited liability company) as of December 31, 2003 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Securities, LLC at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Purdy Powers & Company
Professional Association

Portland, Maine
January 14, 2004

130 Middle Street, Portland, Maine 04101 • (207) 775-3496 • FAX (207) 775-0176
E-mail: info@cpaforme.com

Statement of Financial Condition

North Atlantic Securities, LLC

As of December 31, 2003

		2003
Current Assets		
Cash and cash equivalents		$ 39,482
Prepaid expenses		2,268
	Total Current Assets	41,750
Other Assets		
Cash and cash equivalents - restricted		25,000
	Total Other Assets	25,000
	Total Assets	$ 66,750
Liabilities and Members' Equity		
Current Liabilities		
Accrued liabilities		4,393
	Total Current Liabilities	4,393
Members' Equity		62,357
	Total Liabilities and Members' Equity	$ 66,750

See accompanying independent auditors' report and notes to financial statements.

Statement of Operations

North Atlantic Securities, LLC

For the Year Ended December 31, 2003

		2003
Revenues		
Commissions		$ 7,552
Consulting		48,000
Interest income		161
	Total Revenues	55,713
Operating Expenses		
Auditing fee		325
Bank fees		115
Brokerage, exchange and clearance fees		599
Cable and internet		392
Consulting		51,865
Filing fees		4,014
Guaranteed payments		6,800
Insurance		529
Miscellaneous		129
Office expenses		539
Postage and delivery		772
Professional development		387
Rent		5,650
Repairs and maintenance		572
Telephone		1,315
	Total Operating Expenses	74,003
	Net Loss	$ (18,290)

See accompanying independent auditors' report and notes to financial statements.

Statement of Changes in Members' Equity

North Atlantic Securities, LLC

For the Year Ended December 31, 2003

		2003
Balance at beginning of year		$ 55,362
Net loss		(18,290)
Member's contributions		25,285
	Balance at End of Year	$ 62,357

See accompanying independent auditors' report and notes to financial statements.

Statement of Cash Flows

North Atlantic Securities, LLC

For the Year Ended December 31, 2003

		2003
Cash Flows from Operating Activities		
Net loss		$ (18,290)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in prepaid expenses		(1,709)
Increase in accrued liabilities		4,393
	Net Cash Used by Operating Activities	(15,606)
Cash Flows from Financing Activities		
Member's contributions		25,285
	Net Cash Provided by Financing Activities	25,285
	Increase in Cash	9,679
Cash at beginning of year		54,803
	Cash at End of Year	$ 64,482
Components of Cash		
Cash and cash equivalents		$ 39,482
Cash and cash equivalents - restricted		25,000
		$ 64,482

See accompanying independent auditors' report and notes to financial statements.

Notes to Financial Statements

North Atlantic Securities, LLC

Note A - Summary of Significant Accounting Policies

Nature of Business
North Atlantic Securities, LLC (the "Company") was organized as a Maine limited liability company on August 27, 2002 and began operations on May 3, 2003. The Company was in a start-up phase during the period August 27, 2002 and May 3, 2003.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD) pursuant to the Securities and Exchange Act of 1934. The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, bonds, commodities, variable annuities and other investment products.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the Statement of Cash Flows.

Income Taxes
The Company is an LLC and, therefore, is not a taxpaying entity for federal or state income tax purposes. Accordingly, the financial statements do not reflect a provision for income taxes. Income, expenses, gains, losses and credits are reflected in the members' individual tax returns.

Commissions
Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Note B - Restricted Cash

The Company is required to maintain a Broker's Deposit Account with a clearing organization. As of December 31, 2003 the Company had $25,000 of cash in this account.

North Atlantic Securities, LLC

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, under SEC Rule 15c3-1, the Company had a ratio of aggregate indebtedness to net capital of .07 to 1 and net capital of $60,089, which was $10,089 in excess of its net capital requirement.

Note D - Related Party Transactions

The Company sub-leases their office space from a related party at a monthly rate of $750 commencing June 1, 2003. In addition, the Company as lessee shares office equipment, furniture and office supplies with the related party. The lease expires on June 1, 2006. Rent expense associated with this lease for the year ended December 31, 2003 was $5,650.

As of December 31, 2003 the approximate future minimum lease payments under this operating lease are as follows:

2004	$ 9,000
2005	9,000
2006	3,750
	$ 21,750

Note E - Concentrations

During 2003, approximately 86% of the Company's revenue resulted from consulting income from one customer.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (1 of 2)

North Atlantic Securities, LLC

For the Year Ending December 31, 2003

		2003
Net Capital		
Total members' equity from Statement of Financial Condition	$	62,357
Deduct ownership equity not allowable for Net Capital		-
Total Members' Equity Qualified for Net Capital		62,357
Subordinated Liabilities		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total Capital and Allowable Subordinated Liabilities		62,357
Deductions and/or Charges:		
Nonallowable assets:		
Prepaid expenses		2,268
Secured demand note deficiency		-
Commodity futures contracts and spot commodities - proprietary capital charges		-
Other deductions and/or charges		-
Net Capital Before Haircuts on Securities Positions		2,268
Haircuts on Securities (computed, where applicable, Pursuant to 15c3-1 (f)):		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentration		-
Net Capital	$	60,089

See accompanying independent auditors' report and notes to financial statements.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (2 of 2)

North Atlantic Securities, LLC

For the Year Ending December 31, 2003

		2003
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from Statement of Financial Condition	$	4,393
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total Aggregate Indebtedness	$	4,393
Percentage of Aggregate Indebtedness to Net Capital		7%
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	293
Minimum net capital required of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	$	50,000
Net capital requirement (greater of above minimums)	$	50,000
Excess net capital (net capital less total aggregate indebtedness)		10,089
Net Capital	$	60,089

Note: There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17-a-5 as of December 31, 2003.

See accompanying independent auditors' report and notes to financial statements.

Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3

North Atlantic Securities, LLC

For the Year Ended December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying independent auditors' report and notes to financial statements.

PURDY POWERS & COMPANY
Certified Public Accountants
Stephen H. Purdy, CPA, CMA
Marc J. Powers, CPA
Raymond G. Hamlin, CPA
Bruce D. Moir, CPA, JD, MPA
Richard E. Emerson, Jr., CPA
David J. Shorette, CPA

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

North Atlantic Securities, LLC
Scarborough, Maine

In planning and performing our audit of the financial statements and supplemental schedules of North Atlantic Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons.

[2] Recordation of differences required by rule 17a-13.

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

130 Middle Street, Portland, Maine 04101 • (207) 775-3496 • FAX (207) 775-0176
E-mail: info@cpaforme.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of North Atlantic Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Company's members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Purdy Powers & Company

Professional Association

Portland, Maine
January 14, 2004